Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 29, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10437
Limited Duration Fixed Income ETF Portfolio, Series 48
(the “Trust”)
CIK No. 1943308 File No. 333-268069

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please confirm that all the valuation disclosure in the Registration Statement has been updated per Rule 2a-5.

Response:The Trust confirms all valuation disclosure in the Registration Statement is accurate and in compliance with Rule 2a-5.

Portfolio

2.The Staff notes that the disclosure provides, “… and the quality and character of the securities held by the ETFs.” Please disclose the criteria the Trust will use to evaluate this factor.

Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“… and the quality and character of the securities held by the ETFs (focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions)”.

Risk Factors

3.If the Funds held by the Trust invest significantly in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has significant exposure to subprime residential mortgage loans, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon